September 17, 2018

Himanshu Patel
Chief Financial Officer
First Data Corporation
225 Liberty Street, 29th Floor
New York, NY 10281

       Re: First Data Corporation
           Form 10-K for the Fiscal Period Ended December 31, 2017 Filed February 21, 2018
           File No. 001-11073

Dear Mr. Patel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services